Exhibit 99.1

Achilles Therapeutics Announces Strategic Update

–Achilles to discontinue development of TIL-based cNeT therapy–

–Cash position of $95.1 million as of June 30, 2024–

–BofA Securities engaged to provide strategic financial advice–

London, UK 19 September 2024 – Achilles Therapeutics plc (NASDAQ: ACHL) today announced the discontinuation of its TIL-based cNeT program and closure of the Phase I/IIa CHIRON and THETIS clinical trials. The Company will refocus its strategy to explore further engagement with third parties who are developing alternative modalities to target clonal neoantigens for the treatment of cancers, such as neoantigen vaccines, ADCs, and TCR-T therapies. Concurrently, the Company has engaged BofA Securities as a financial advisor in the process of exploring and reviewing value-maximizing strategies.

“Our data continue to illustrate the importance of clonal neoantigens as targets and show some clinical activity, however our studies in lung cancer and melanoma have not met our goals for commercial viability. We are grateful for the support and commitment of our patients, investigators, employees and shareholders throughout this journey,” said Dr Iraj Ali, Chief Executive Officer of Achilles Therapeutics. “We are actively exploring new opportunities to leverage our substantial assets and cutting-edge technology platforms. Our goal remains to drive the development of effective treatments for patients and create long-term value for our shareholders.”

In connection with the strategic update, the Company is implementing an employee consultation process in line with UK legislation proposing a workforce reduction and undertaking other cost-cutting measures. The Company recognizes the significant contributions of its talented team and is committed to supporting all employees throughout this transition period. Achilles intends to retain all employees essential for supporting value-realization as part of its strategic review.

As of June 30, 2024, the Company had $95.1 million in cash and cash equivalents.

The full clinical data generated from the Phase I/IIa CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the Phase I/IIa THETIS trial in patients with recurrent or metastatic melanoma will be presented in an upcoming forum.

The process of exploring strategic alternatives may include, but is not limited to, an acquisition, merger, reverse merger, business combination, asset sale, licensing, or other transactions. There can be no assurance that the exploration of strategic alternatives will result in any agreements or transactions, or as to the timing of any such agreements or transactions. Achilles Therapeutics does not intend to discuss or disclose further developments regarding the exploration of strategic alternatives unless and until its Board of Directors has approved a definitive action or otherwise determined that further disclosure is appropriate or required by law.

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company had in progress two Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

About TRACERx

TRACERx (TRAcking Cancer Evolution through therapy (Rx)), led by Professor Charles Swanton at UCL, is one of the largest tumor evolution studies to generate deep sequencing multi-region and multi-time point genetic data from over 3,200 tumor samples from nearly 800 lung cancer patients. TRACERx has transformed the understanding of tumor evolution and has convincingly shown that tumors originate from a single cell that evolves in a Darwinian manner and the early (clonal) mutations are preserved in all subsequent primary and metastatic tumor cells. The study, which has generated numerous publications, uncovered important mechanisms of cancer evolution and immune evasion by analyzing genetic signatures in lung tumors and tracking how they evolve over time from diagnosis through to relapse. These findings provide the ability to identify a novel class of tumor markers called clonal neoantigens that are present on all tumor cells yet absent from healthy tissue, making them ideal cancer targets. TRACERx represents the largest investment in lung cancer research by Cancer Research UK and Achilles has exclusive commercial rights to the TRACERx study data for development of neoantigen-targeting cell therapies.

About PELEUS

PELEUS is a proprietary, AI-powered bioinformatics platform built and validated through exclusive access to TRACERx knowhow and genomics data. PELEUS uses sophisticated Bayesian statistical algorithms to distinguish which mutations, or neoantigens, in a patient’s tumor are clonal or subclonal by synthesizing DNA sequencing information from multiple tumor regions. Clonal neoantigens are protein markers that are present on all of an individual’s cancer cells but are absent from healthy tissue, making them ideal cancer targets.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on the Company management’s belief and assumptions and on information currently available to the Company’s management. Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s clinical trials and the Company’s beliefs about its goals for the trials; expectations related to the Company’s cash runway and operating expenses and capital expense requirements; and the Company’s review and evaluation of potential strategic alternatives and their impact on stockholder value. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or the Company’s future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent the Company’s views as of the date of this press release. We anticipate that subsequent events and developments will cause the Company’s views to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company has no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this press release.

Other

Merrill Lynch International (BofA Securities), a subsidiary of Bank of America Corporation, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for the Company in connection with the matters that are set out in this announcement and for no one else and will not be responsible to anyone other than the Company for providing the protections afforded to its clients or for providing advice in relation to the subject matter of this announcement or any other matters referred to in this announcement.

For further information, please contact:

Investors:

Meru Advisors

Lee M. Stern

lstern@meruadvisors.com

Media:

ICR Consilium

Sukaina Virji, Tracy Cheung

+44 (0) 203 709 5000

achillestx@consilium-comms.com

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